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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received MAR 12 2018 WASH, D.C.

SEC FILE NUMBER
8-27458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Means Wealth Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Stillwater Ave
(No. and Street)

Bangor	ME	04401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Dudley Sr. V.P. — 207-947-6763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry Dunn
(Name – *if individual, state last, first, middle name*)

36 Pleasant St	Bangor	ME	04401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, John R. Dudley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Means Wealth Management, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

KRISTINE J. SELLECK
Notary Public, State of Maine
My Commission Expires 9/14/2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEANS WEALTH MANAGEMENT

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2017 AND 2016

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Means Wealth Management

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Means Wealth Management (the Company) as of December 31, 2017 and 2016, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, except for the effects of the matter disclosed in the following paragraph, the financial statements present fairly, in all material respects, the financial position of Means Wealth Management as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, through March 2016, the Company reported its ownership interest in Micbrooks Partnership using the equity method of accounting. In our opinion, accounting principles generally accepted in the United States of America require that all majority-owned subsidiaries be accounted for as consolidated subsidiaries. If the financial statements of Micbrooks Partnership had been consolidated with those of the Company, net income would be increased by $1,237 for the three months ended March 31, 2016.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained within Schedule 1, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule 2, Reconciliation of Audited to Unaudited Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule 3, Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission, and Schedule 4, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission, has been

To the Stockholders
of Means Wealth Management

subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Means Wealth Management's auditor since 2015.

Berry Dunn McNeil & Parker, LLC

Bangor, Maine
March 1, 2018

Exhibit A

MEANS WEALTH MANAGEMENT
Statements of Financial Condition
December 31, 2017 and 2016

Assets

	2017	2016
Cash and Cash Equivalents		
Checking	$ 33,520	$ 51,226
Money market funds	437,465	355,560
Total Cash and Cash Equivalents	470,985	406,786
Other Assets		
Receivables from broker-dealers and clearing organizations - Fees and commissions	23,064	26,651
Prepaid expenses	25,125	1,664
Marketable securities owned - At fair value - Note 2	1,151,193	1,166,057
Note receivable - Note 10	142,941	140,000
Other investment - At equity which approximates market value	21,576	19,248
Property and equipment - At cost - Net of accumulated depreciation - Note 3	258,117	306,263
Other assets - Notes 5 and 8	39,012	29,064
Total Other Assets	1,661,028	1,688,947
Total Assets	$ 2,132,013	$ 2,095,733

Liabilities and Stockholders' Equity

	2017	2016
Liabilities		
Accounts payable and accrued expenses	$ 476,391	$ 153,481
Stockholders' Equity - Exhibit C and Note 4		
Class A, voting common stock, no par value 200,000 shares authorized, 87,000 shares issued and outstanding	222,849	222,849
Retained earnings	1,432,773	1,719,403
Total Stockholders' Equity	1,655,622	1,942,252
Total Liabilities and Stockholders' Equity	$ 2,132,013	$ 2,095,733

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Income
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues		
Commissions and fees	$ 55,204	$ 79,787
Management and investment advisory income	2,795,852	2,095,453
Net gains on firm securities trading accounts	6,662	7,076
Gains on firm securities investment account		
Net gains on securities sold	140,237	66,226
Interest and dividend income	26,122	27,568
Net unrealized gains (losses)	(21,107)	164,204
Revenue from sale of investment company shares	351,772	378,702
Interest and dividends	10,705	8,805
Other income		
Fees: closed-end mutual funds	1,933	3,418
Other income	24,217	19,384
Equity in income of unconsolidated subsidiary and investment - Note 6	3,935	2,474
Total Revenues	3,395,532	2,853,097
Expenses		
Employee compensation and benefits		
Salaries and wages	1,913,920	1,583,461
Payroll taxes	87,066	73,431
Health insurance	16,740	18,836
Other employee costs - Note 7	241,729	125,082
Regulatory fees	11,529	13,845
Other expenses		
Customer account expenses		
Investment advisory fees	38,011	31,464
Other customer account expenses	155,347	101,929
Advertising and promotion - Note 1	38,168	50,085
SIPC fees	4,910	6,142
Other taxes	13,297	9,960
Repairs and maintenance	60,227	23,770
Computer and internet	34,312	23,091
Depreciation - Note 3	23,804	21,216
Insurance	50,526	45,604
Office supplies	31,772	19,742
Utilities and telephone	18,910	16,980
Postage and delivery	3,174	4,948
Rent - Note 5	4,400	9,600
Professional fees	30,353	61,195
Other	33,477	33,514
Total Expenses	2,811,672	2,273,895
Net Income - Exhibits C and D	$ 583,860	$ 579,202

The accompanying notes are an integral
part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2017 and 2016

	Common Stock		Retained
	Shares	Amount	Earnings
Balance at December 31, 2015	87,000	$ 222,849	$ 1,663,680
Effect of consolidation of subsidiary - Note 6	-	-	(36,117)
Net Income - Exhibit B	-	-	579,202
Dividends	-	-	(487,362)
Balance at December 31, 2016 Exhibit A	87,000	222,849	1,719,403
Net Income - Exhibit B	-	-	583,860
Dividends	-	-	(870,490)
Balance at December 31, 2017	87,000	$ 222,849	$ 1,432,773

The accompanying notes are an integral part of these statements.

Exhibit D

MEANS WEALTH MANAGEMENT
Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net income - Exhibit B	$ 583,860	$ 579,202
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	23,804	21,216
Gain on sale of marketable securities	(140,237)	(66,226)
Net unrealized loss (gain) on marketable securities	21,107	(164,204)
Proceeds from sale of marketable securities	182,522	90,753
Purchases of marketable securities	(48,528)	(8,000)
Net gain on sale of property and equipment	(2,595)	-
Equity in income of unconsolidated subsidiary and investment	(3,935)	(2,474)
Changes in operating assets and liabilities		
(Increase) decrease in assets:		
Receivables from broker-dealers and clearing organizations	3,587	9,121
Interest receivable	(2,941)	2,244
Prepaid expenses	(23,461)	6,997
Other assets	(9,948)	8,556
Increase in liabilities:		
Accounts payable and accrued expenses	276,107	27,593
Net Cash Provided by Operating Activities	859,342	504,778
Cash Flows from Investing Activities		
Purchases of property and equipment	(6,012)	(59,411)
Proceeds from sale of property and equipment	32,949	-
Distribution from limited partnership investment	1,607	-
Cash acquired in consolidation of subsidiary	-	95,168
Net Cash Provided by Investing Activities	28,544	35,757
Cash Flows from Financing Activities		
Acquisition of noncontrolling interest in subsidiary	-	(70,000)
Dividends paid	(823,687)	(487,362)
Net Cash Used by Financing Activities	(823,687)	(557,362)
Net Increase (Decrease) in Cash and Cash Equivalents	64,199	(16,827)
Cash and Cash Equivalents at Beginning of Year	406,786	423,613
Cash and Cash Equivalents at End of Year - Exhibit A	$ 470,985	$ 406,786
Noncash Transactions		
Dividends declared but not paid	$ 46,803	$ -
Reclassification of interest in unconsolidated subsidiary upon consolidation		
Property and equipment	$ -	$ 87,603
Retained earnings	-	36,117
Investment in subsidiary	-	(96,858)
Application of purchase price of noncontrolling interest to outstanding note receivable from seller	-	(26,862)

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Nature of Organization

Means Wealth Management (the Company) is a full service brokerage firm located in Bangor, Maine. Its customers consist of individuals located primarily in New England. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency, Inc. and the Securities Investors Protection Corporation. Credit is extended without collateral. With the exception of six trust accounts for which the Company serves as trustee, the Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3, *Customer Protection Reserves and Custody of Securities.*

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting whereby the Company reports revenue when earned and expenses when incurred.

Use of Estimates

The process of preparing financial statements in conformity with U.S generally accepted accounting principles requires the use of estimates and assumptions by management regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Financial Statement Presentation

Prior to April 2016, the Company held a 66-2/3% interest in Micbrooks Partnership. Management elected to account for the investment under the equity method of accounting even though the ownership would require consolidation in accordance with authoritative guidance. In April 2016, the Company purchased the remaining interest in Micbrooks Partnership. The financial statements for the year ended December 31, 2016 include the operations of Micbrooks Partnership from the date of acquisition. Refer to Note 6 for further information on the investment.

1. Summary of Significant Accounting Policies - continued

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities and commodity transactions are recorded on a settlement date basis. There were no material trades which had not been settled at December 31, 2017 and 2016.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 820, *Fair Value Measurement*. Unrealized gains or losses are reflected in the statements of income. Realized gains and losses are computed based upon the specific security sold.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash or cash equivalents. The Federal Deposit Insurance Corporation insures accounts up to $250,000.

Cash Equivalents

All liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business are considered to be cash equivalents for purposes of the statements of cash flows.

1. Summary of Significant Accounting Policies - continued

Receivables from Broker-Dealers and Clearing Organizations

Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with the broker-dealers and clearing organizations having outstanding balances and current relationships with the Company, it has concluded that realization of losses on balances outstanding at year-end are expected to be immaterial.

Property and Equipment

The Company records all additions to property and equipment at cost, including freight, taxes and construction or installation costs including labor and overhead. Repairs and maintenance are charged to expense. Improvements are capitalized or expensed when incurred as determined by cost in accordance with the Company's capitalization policy. When property and equipment is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in current income.

Furniture and fixtures, computer equipment and vehicles are depreciated on a straight-line or accelerated basis over the estimated useful lives of five to ten years. Building, improvements and signage are depreciated on a straight-line basis over the estimated useful lives of 15 to 40 years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

1. Summary of Significant Accounting Policies - continued

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed based on their proportionate share of the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in the financial statements.

The Company has adopted the provisions of authoritative guidance regarding accounting for uncertainty in income taxes. The authoritative guidance provides that a tax benefit or liability from an uncertain tax position should be recognized when it is more likely than not that a position will not be sustained upon examination. As of December 31, 2017 and 2016, management has concluded that the Company had no uncertain income tax positions.

The Company's federal income tax returns for years beginning in 2017, 2016, 2015, and 2014 are subject to examination by the Internal Revenue Service and the State of Maine, generally for three years after they were filed.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2017 and 2016 were $38,168 and $50,085, respectively.

Subsequent Events

Management has evaluated events and transactions subsequent to December 31, 2017, and no events have occurred requiring recognition or disclosure.

2. Marketable Securities Owned/Fair Values

Marketable securities owned consist of investment securities at fair value at December 31, 2017 and 2016:

	2017	2016
Level 1 Marketable Securities		
Corporate stocks by industry		
Consumer goods	$ 171,731	$ 167,086
Technology	244,513	198,248
Financial	306,917	428,692
Basic materials	129,067	120,826
Industrial goods	212,416	210,942
Pharmaceutical	3,045	-
Mutual funds	83,504	40,263
Total - Exhibit A	$1,151,193	$1,166,057

In accordance with FASB ASC Topic 820, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models and similar techniques.

3. Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2017 and 2016:

	2017	2016
Building, improvements, land and signs	$668,445	$668,445
Furniture and fixtures	17,248	17,248
Computer equipment	39,447	33,434
Vehicles	106,885	148,278
Total Property and Equipment	832,025	867,405
Less accumulated depreciation	573,908	561,142
Net Property and Equipment - Exhibit A	$258,117	$306,263

Depreciation expense was $23,804 and $21,216 for the years ended December 31, 2017 and 2016, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017 and 2016, the Company had net capital of $983,092 and $1,265,003, respectively, which was $733,092 and $1,015,003, respectively, in excess of its SEC required net capital of $250,000. The Company's net capital ratio at December 31, 2017 and 2016 was .48 and .12, respectively, to 1. The Company also has a contractual obligation with National Financial Services LLC (NFS) to maintain net capital of $250,000.

5. Related Party Transaction

Relationship

Name	Relationship
Micbrooks Partnership	The Company held 66-2/3% interest
Alex Means	Immediate family member of stockholders

Transaction

	2017	2016
Rent paid to Micbrooks Partnership	$ -	$ 5,000
Amounts advanced to Alex Means	9,782	-

The Company advanced loans to Alex Means to pay certain operating expenses of an office space in South Carolina. The unsecured note bears 0% interest with repayment to commence in January 2018.

6. Investment in Unconsolidated Subsidiary

In April 2016, the Company acquired the remaining interest in Micbrooks Partnership, at which time Micbrooks Partnership was dissolved. Condensed financial information of Micbrooks Partnership for the three months ended March 31, 2016 is as follows:

Summary of Statement of Operations

	2016
Revenues	$ 10,648
Net income	$ 3,711

7. Pension Plan

The Company maintains a 401(k) pension plan covering substantially all employees. The Company can match employee contributions based on a percentage of the participant's wages. For the years ended December 31, 2017 and 2016, the Company matched contributions of $43,512 and $37,215, respectively.

7. Pension Plan - continued

The Company established a profit sharing plan on March 7, 2014. The plan is a noncontributory plan covering substantially all employees. Allocation to the participants is based upon the classification of the participants. The Company contributed $86,741 and $79,154 to the plan for the years ended December 31, 2017 and 2016, respectively.

8. Other Assets

Other assets consist of the following at December 31, 2017 and 2016:

	2017	2016
Escrow account with NFS	$ 28,863	$ 28,590
Other	10,149	474
Total Other Assets - Exhibit A	$ 39,012	$ 29,064

9. Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, NFS. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.

10. Note Receivable

Note receivable (Exhibit A) at December 31, 2017 and 2016 consists of the following:

	2017	2016
Hospitality Services of Bangor, LP Unsecured; no monthly payments; Interest at prime plus 1.5%	$142,941	$140,000

A stockholder of the Company is a minority owner of Hospitality Services of Bangor, LP.

11. Guarantees / Indemnifications

The Company maintains insurance to provide protection against contingent liabilities. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

MEANS WEALTH MANAGEMENT
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Net Capital Computation	
Stockholders' Equity - Exhibit A	$ 1,655,622
Deduct: Non-allowable assets	
Other investments	(21,576)
Property and equipment, net	(258,117)
Prepaid expenses	(25,125)
Note receivable	(142,941)
Other non-allowable assets	(10,149)
Haircuts on securities positions	(214,622)
Net Capital	$ 983,092
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 476,391
Total Aggregate Indebtedness	$ 476,391
Computation of Basic Net Capital Requirement	
Minimum SEC net capital required	$ 250,000
Excess net capital	733,092
Total Net Capital	$ 983,092
Ratio: Aggregate Indebtedness to Net Capital	0.48

MEANS WEALTH MANAGEMENT
Reconciliation of Audited to Unaudited Computation of
Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Reconciliation to the Company's Part II (Unaudited) FOCUS Report to Audited Financial Statements

The audited financial statements reflect the following differences from the (Unaudited) FOCUS Report:

Decrease in property and equipment	$ (8,973)
Increase in prepaid expenses (other assets)	25,062
Increase in accounts payable and accrued expenses	(3,230)
Increase in retained earnings	(12,859)
	$ -

MEANS WEALTH MANAGEMENT
Computation for Determination
of Reserve Requirements Under Rule 15c3-3 (Exemption)
of the Securities and Exchange Commission
December 31, 2017

Because the Company does not carry securities accounts for customers, yet serves as trustee for six accounts, the SEC has determined and informed the Company and its independent auditors that the Company is exempt from the provisions of Rule 15c3-3 as it pertains to Computation for Determination of Reserve Requirements.

MEANS WEALTH MANAGEMENT
Information Relating to Possession or Control
Requirements Under Rule 15c3-3 (Exemption)
of the Securities and Exchange Commission
December 31, 2017

Except as it relates to the six accounts for which the Company serves as trustee as noted in the Report of Independent Registered Public Accounting Firm "Examination of Compliance Report", the SEC has determined and informed the Company and its independent auditors that the Company is exempt from the provisions of Rule 15c3-3 as it pertains to Information Relating to Possession or Control Requirements.

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Means Wealth Management

Examination of Compliance Report

As it relates to the six accounts for which Means Wealth Management (the Company) serves as trustee, we have examined the Company's statements, included in the accompanying Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2017.

(2) Company's internal control over compliance was effective as of December 31, 2017.

(3) Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2017.

(4) Information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340, Customer Account Statements of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; the Company complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Review of Report of Exemption from Rule 15c3-3

We have reviewed management's statements included in the accompanying Report of Exemption from Rule 15c3-3, in which, except for the six trust accounts for which the Company serves as trustee described in the examination of compliance report above, (1) the Company identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: the provisions in subparagraph (k)(2)(ii) ("the exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Bangor, Maine
March 1, 2018

Means Wealth Management
Compliance and Exemption Report
Pursuant to Rule17a-5 under the Securities Exchange Act of 1934

Firm CRD 2748
SEC 8-27458
Fiscal Year End December 31, 2017

Compliance Report

Means Wealth Management (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company maintains six customer accounts for which the Company acts as trustee. In regard to these six accounts, as required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2017;
3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017;
4. The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Exemption Report

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. With the exception of six trust accounts for which the Company serves as trustee referenced in the preceding Compliance Report section of this report, the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: the provisions in subparagraph (k)(2)(ii).

I, John R. Dudley, certify that, to my best knowledge and belief, this Compliance and Exemption Report is true and correct.

John R. Dudley, Senior Vice President